UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

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CERBCO, INC.
(Name of Corporation)

COMMON STOCK, $.10 PAR VALUE
CLASS B COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)

156713-10-9 (Common Stock)
156713-20-8 (Class B Common Stock)
(CUSIP Numbers)

_____

Robert W. Erikson c/o CERBCO, Inc.
1419 Forest Drive, Suite 209
Annapolis, Maryland 21403
(443) 482-3374

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.23d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15

Common Stock - CUSIP No. 156713 10 9
Class B Common Stock - CUSIP No. 156713 20 8

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1.   NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Robert W. Erikson

          IRS Identification No. Of Above Person (Entities Only):

_____

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)   [x]

                                                                  (b)   [   ]

          See Item 2 herein.

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3.   SEC Use Only...

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4.   SOURCE OF FUNDS

          PF, OO

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Robert W. Erikson - United States

_____

          7.   SOLE VOTING POWER

                    Common Stock: 49,700

                    Class B Common Stock: 131,750

_____

Number Of Shares Beneficially Owned By Each Reporting Person With	8.	SHARED VOTING POWER 0

_____

	9.	SOLE DISPOSITIVE POWER Common Stock: 49,700 Class B Common Stock: 131,750

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	10.	SHARED DISPOSITIVE POWER 0

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11.　　　　AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock, Robert W. Erikson: 49,700

Class B Common Stock, Robert W. Erikson: 131,750

_____

12.　　　　CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES　　　[x]

Excludes shares of Common Stock and Class B Common Stock beneficially owned by Robert Erikson's spouse.

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13.　　　　PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock = 4.15%

Class B Common Stock = 45.36%

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14.　　　　TYPE OF REPORTING PERSON

IN

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Common Stock - CUSIP No. 156713 10 9
Class B Common Stock - CUSIP No. 156713 20 8

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1.   NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Julia M. Erikson

        IRS Identification No. Of Above Person (Entities Only):

_____

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)   [x]

                                                              (b)   [   ]

        See Item 2 herein.

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3.   SEC Use Only...

_____

4.   SOURCE OF FUNDS

        PF, OO

_____

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

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	7.	SOLE VOTING POWER

Common Stock: 695

Class B Common Stock: 5,305

_____

Number Of Shares Beneficially Owned By Each Reporting Person With

8.	SHARED VOTING POWER

0

_____

9.	SOLE DISPOSITIVE POWER

Common Stock: 695

Class B Common Stock: 5,305

_____

10.	SHARED DISPOSITIVE POWER

0

_____

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock: 695

Class B Common Stock: 5,305

_____

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [x]

Excludes shares of Common Stock and Class B Common Stock owned by Robert Erikson.

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock = 0.58%

Class B Common Stock = 1.83%

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14.   TYPE OF REPORTING PERSON

IN

Class B Common Stock - CUSIP No. 156713 20 8

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1.　　　NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

　　　　Michael W. Zarlenga

　　　　IRS Identification No. Of Above Person (Entities Only):

_____

2.　　　CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:　　　(a)　　[x]

　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(b)　　[　]

　　　　See Item 2 herein.

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3.　　　SEC Use Only...

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4.　　　SOURCE OF FUNDS

　　　　PF, OO

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5.　　　CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

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6.　　　CITIZENSHIP OR PLACE OF ORGANIZATION

　　　　United States

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	7.	SOLE VOTING POWER

Class B Common Stock: 100

_____

	8.	SHARED VOTING POWER

0

Number Of
Shares
Beneficially
Owned By
Each Reporting
Person With

_____

	9.	SOLE DISPOSITIVE POWER

Class B Common Stock: 100

_____

	10.	SHARED DISPOSITIVE POWER

0

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class B Common Stock: 100

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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class B Common Stock = 0.03%

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14.   TYPE OF REPORTING PERSON

IN

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Common Stock - CUSIP No. 156713 10 9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	Gary Rothrock
	IRS Identification No. Of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x]
		(b) [ ]
	See Item 2 herein.

| 3. | SEC Use Only... |

| 4. | SOURCE OF FUNDS |
| | PF, OO |

| 5. | CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] |

| 6. | CITIZENSHIP OR PLACE OF ORGANIZATION |
| | United States |

| 7. | SOLE VOTING POWER |
| | Common Stock: 100 |

_____

	8.	SHARED VOTING POWER

Number Of
Shares
Beneficially
Owned By
Each Reporting
Person With

0

_____

	9.	SOLE DISPOSITIVE POWER

Common Stock: 100

_____

	10.	SHARED DISPOSITIVE POWER

0

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock: 100

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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

_____

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock = 0.008%

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14.   TYPE OF REPORTING PERSON

IN

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Page 5 of 15

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Introduction

This Amendment No. 7 amends and replaces the Schedule 13D, dated April 25, 1985, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission.

ITEM 1.   **Security and Issuer.**

The name of the subject company is CERBCO, Inc., a Delaware corporation (the "Corporation" or "CERBCO"), and the address of its principal executive offices is 1419 Forest Drive, Suite 209, Annapolis, Maryland 21403. The Corporation's telephone number is (443) 482-3374. The class of securities to which this statement relates is the Common Stock, par value $0.10 per share, of the Corporation ("CERBCO Common Stock") and the Class B Common Stock, par value $0.10 per share, of the Corporation ("CERBCO Class B Common Stock").

ITEM 2.   **Identity and Background.**

(a)   This statement is filed by:

(i) Robert W. Erikson ("Robert Erikson"), with respect to shares of CERBCO Common Stock and CERBCO Class B Common Stock directly owned by him.

(ii) Julia M. Erikson ("Julia Erikson"), with respect to shares of CERBCO Common Stock and CERBCO Class B Common Stock directly owned by her.

(iii) Michael Zarlenga ("Michael Zarlenga"), with respect to shares of CERBCO Common Stock and CERBCO Class B Common Stock directly owned by him.

(iv) Gary Rothrock ("Gary Rothrock"), with respect to shares of CERBCO Common Stock and CERBCO Class B. Common Stock directly owned by him.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after reviewing publicly available documents.

Robert Erikson and George Wm. Erikson ("George Erikson") are brothers and are hereinafter referred to collectively as the "Eriksons." For the reasons set forth herein, George Erikson is <u>not</u> a Reporting Person under this amended Schedule 13D.

Pursuant to the provisions of the Corporation's certificate of incorporation, the holders of the CERBCO Common Stock of the Corporation are entitled to elect that number of directors of the Corporation which constitutes twenty-five percent of the authorized number of the members of the Board of Directors of the Corporation and, if such twenty-five percent is not a whole number, then the holders of CERBCO Common Stock are entitled to elect the nearest whole number of directors that is at least twenty-five percent of such membership. The holders of the CERBCO Class B Common Stock, voting as a separate class, are entitled to elect the remaining directors of the Corporation.

On March 12, 1990, the Eriksons entered into a letter of intent, pursuant to which the Eriksons had expressed their intention to sell shares of CERBCO Class B Common Stock to Insituform of North America, Inc. (subsequently renamed Insituform Technologies, Inc.) The letter of intent expired in 1990 and negotiations in connection

Page 6 of 15

therewith ceased. To Robert Erikson's knowledge, no other agreements or understandings regarding the letter of intent currently exist.

Because of their ownership and a prior existing agreement, as described in the next paragraph, the Eriksons previously may have been deemed to constitute a control "group" within the meaning of the Exchange Act. The Reporting Persons do not believe this to be the case at this time. Furthermore, Robert Erikson disclaims the beneficial ownership of shares of CERBCO Common Stock and CERBCO Class B Common Stock directly or indirectly owned by George Erikson or any others.

The table below sets forth information regarding the beneficial ownership of the Reporting Persons and George Erikson. Robert Erikson reports all transactions in the Corporation's securities on Forms 4 filed with the SEC.

CERBCO Common Stock	CERBCO Class B Common Stock

	Shares (1) Beneficially Owned	Percent of Outstanding (2)	Shares Beneficially Owned	Percent of Outstanding (2)
Robert Erikson (3)	49,700	3.82	131,750	45.36
George Erikson (4)	59,602	5.00	115,814	39.87
Julia Erikson (5)	695	0.06	5,305	1.83
Michael Zarlenga	0	0	100	0.03
Gary Rothrock	100	0.008	0	0

(1)   Does not include 15,000 and 20,000 options to purchase shares of CERBCO Common Stock held by Messrs. Robert Erikson and George Erikson, respectively.

(2)   Based on the outstanding shares reported by CERBCO in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004:

--   CERBCO Common Stock: 1,197,492 shares outstanding

--   CERBCO Class B Common Stock: 290,464 shares outstanding

(3)   Excludes shares of CERBCO Common Stock and CERBCO Class B Common Stock owned by Julia Erikson, Robert Erikson's spouse. Robert Erikson disclaims any beneficial interest with respect to these shares.

(4)   Information based on publicly filed documents. Includes 2,246 shares of each class of stock jointly owned with George Erikson's spouse, as to which there is shared voting and investment power.

(5)   Excludes shares of CERBCO Common Stock and CERBCO Class B Common Stock owned by Robert Erikson, Julia Erikson's spouse. Julia Erikson disclaims any beneficial interest with respect to these shares.

(b)   The business address of Robert Erikson is 1419 Forest Drive, Suite 209, Annapolis, Maryland 21403.

The business address of Julia Erikson is 826 S. Fairfax Street, Alexandria, VA 22314.

The business address of Michael Zarlenga is 210 King Street, Alexandria, VA 22314.

The business address of Gary Rothrock is 210 King Street, Alexandria, VA 22314.

(c)   Robert Erikson is a Director, Vice Chairman of the Board and President of the Corporation, and is a Director, Vice Chairman of the Board and President of INEI Corporation, a Delaware corporation ("INEI"), which is a majority-controlled subsidiary of the Corporation, the business address of which is 1419 Forest Drive, Suite 209, Annapolis, Maryland 21403. On June 30, 2004, shareholders of INEI voted affirmatively to approve a Plan of Dissolution and Liquidation for INEI Corporation.

George Erikson is Chairman of the Board of Directors and General Counsel of the Corporation, and is Chairman of the Board of Directors and General Counsel of INEI.

Julia Erikson, the spouse of Robert Erikson, is an independent consultant and president of JME & Associates, LLC, the business address of which is 826 S. Fairfax Street, Alexandria, Virginia 22314.

Michael Zarlenga is president of The Trophy room, LLC., the business address of which is 210 King Street, Alexandria, Virginia 22314.

Gary Rothrock is vice president of The Trophy room, LLC., the business address of which is 210 King Street, Alexandria, Virginia 22314.

(d)-
(e)   During the last five years none of the Reporting Persons, and, to the best of the knowledge of the Reporting Persons, George Erikson, have (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)   Robert Erikson, Julia Erikson, Michael Zarlenga and Gary Rothrock are citizens of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration

Julia Erikson - January 2005 purchase of 5,305 shares of CERBO Class B Common Stock for $11,460 in cash (personal funds) and the transfer of 5,305 shares of CERBCO Common Stock (personally owned). See Item 6 below for more details.

It is expected that any subsequent purchases by the Reporting Persons shall be made with such individual's personal funds.

ITEM 4.   Purpose of Transaction.

(a)   On September 14, 2004, Gary Rothrock, a stockholder of the Corporation ("Initiating Shareholder"), filed a complaint in the Court of Chancery of the State of Delaware in and for New Castle County, pursuant to 8 Del. C. Section 211(c), requesting that the court issue an order scheduling a 2004 meeting of stockholders of the Corporation and the election of directors of the Corporation (the "Complaint"). Under that section of the Delaware General Corporation Law, the Chancery Court may summarily order a meeting to be held upon application of a

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stockholder or a director if there has been a failure to hold the annual meeting or to take action by written consent in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of thirteen months after the last annual meeting. The last annual meeting of stockholders and election of directors of the Corporation was held on December 12, 2002. Two weeks following the filing of the Complaint, the Corporation's Board of Directors, at a meeting held on September 28, 2004, adopted a resolution calling an annual meeting to be held on February 16, 2005 ("Annual Meeting"). The Complaint was accordingly voluntarily withdrawn and the action was dismissed on October 6, 2004.

Robert Erikson was disappointed with the inordinate deferral of the required Annual Meeting and the Board's failure to timely comply with Delaware law on this matter. He had communicated with the Initiating Shareholder and encouraged the Initiating Shareholder to file such Complaint. Due to these communications and as previously reported, the Initiating Shareholder and Robert Erikson could be deemed a "group" under Rule 13d of the Securities and Exchange Act, however, Robert Erikson does not believe this to be the case at that time. However, effective January 20, 2005 in connection with the formation of the Committee for Fair Dealing (as discussed later herein), Robert Erikson believes Gary Rothrock now would be deemed a member of a "group", as the term is defined under Rule 13d of the Securities and Exchange Act.

The following two paragraphs have been copied directly from the Corporation's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2004 as filed with the SEC on November 12, 2004:

7. Supplemental Executive Retirement Plan ("SERP")

CERBCO adopted unfunded SERP agreements (the "Agreements") with its three executive officers, effective as of January 1, 1994. CERBCO established a trust to facilitate the payment of benefits under the Agreements. Funds in the trust are invested in variable life insurance policies and are included in the accompanying Condensed Consolidated Balance Sheet as cash surrender value of SERP life insurance. Assets of the trust are subject to the claims of CERBCO's creditors in the event of CERBCO's bankruptcy or insolvency.

On September 24, 2003, the CERBCO Board of Directors preliminarily determined by affirmative resolution that, in due course, CERBCO should be orderly liquidated and dissolved. Such determination was made, among other reasons, in light of the September 5, 2003 consummation of the sale of the business, licenses and most operating assets of CERBCO's sole operating subsidiary, INEI, and such subsidiary's disclosed intent to orderly liquidate and dissolve in due course. The change from an assumption that CERBCO will continue in perpetuity to an assumption of possible near-term liquidation and dissolution, similarly effects a change in the accounting assumptions applicable to the Agreements. As it is now questionable whether the Corporation's executive officers will continue employment to the Agreements' assumed normal retirement age of 65, accounting assumptions were changed in fiscal year 2004 to accrue SERP liability on a present value basis for the SERP accounting year (i.e., calendar year) containing the reporting period with anticipated, lump-sum payouts currently assumed to be made under the Agreements in January 2005. Based on such change of accounting assumptions, as of September 30, 2003, and effective for and through calendar year 2003, the Corporation readjusted the accrued SERP liability during the fiscal year ended June 30, 2004 in the amount of $796,072. In December 2003, two of the Corporation's executive officers filed a claim with the Corporation indirectly calling into question whether the SERP liability in the accompanying Condensed Consolidated Balance Sheet adequately reflects the full extent of the benefits believed by such officers to be due under the Agreements. Such officers estimate the additional liability could be as high as approximately $1,500,000. A Special Committee consisting of CERBCO's two independent directors presently disputes the validity of such claim; however, negotiations between the Committee and the executives with respect to the claim are ongoing. Pending a final determination with respect to the claim, no provision for potential additional SERP liability related to the claim has been accrued by the Corporation.

As of the date of this Amendment No. 7, the claim ("Claim") discussed in the above-two paragraphs remain unresolved.

On December 16, 2004, at a duly called meeting of the Board of Directors, the Board, voted to (a) set the record date for the Annual Meeting as January 15, 2005; and (b) reaffirmed as nominees for re-election the following slate of directors for the Annual Meeting:

Class B Common Stock

Robert W. Erikson
George W. Erikson
Webb B. Hayes, IV

Common Stock

Paul C. Kincheloe, Jr.

Robert Erikson did not vote as a director in favor of the proposed slate and indicated that he would not be able to support these nominees as presented. He did not, however, object to his name being placed into nomination by the Board of Directors. Furthermore, Robert Erikson indicated that he reserved his right as a shareholder to offer alternative nominees or an alternative slate of directors at the next annual meeting of stockholders of the Corporation.

Pursuant to a purchase contract dated January 4, 2005 with a CERBCO shareholder, Julia Erikson purchased 5,305 shares of CERBCO Class B Common Stock in exchange for 5,305 shares of CERBCO Common Stock and $11,460. See Item 6 herein.

On January 19, 2005, at a reconvened duly called meeting of the Board of Directors, the Board voted to adopt an amendment to the Corporation's By-laws requiring, among other things, advance notice by shareholders seeking to have certain matters considered at an annual meeting of the Corporation's stockholders, including any nominations for candidates for the Board of Directors (the "By-law Amendment"). A copy of the By-law Amendment, as included as an exhibit to the Corporation's Current Report on Form 8-K filed by the Corporation on January 24, 2005, is attached hereto as Exhibit 1. Robert Erikson voted against the By-law Amendment, seen by him as an attempt at entrenchment by a majority of the Board in light of his public filing and previous disclosure to the Board that he reserved his right as a shareholder to offer alternative nominees or an alternative slate of nominees for directors at the next annual meeting of stockholders of the Corporation.

Additionally, at the Board meeting held January 19, 2005, two resolutions proposed by Robert Erikson were not accepted by a majority of the Board. One resolution would have required the Corporation to comply with the contract provisions of the Eriksons' SERP Agreements by reimbursing in full all legal fees and expenses incurred to date by the Eriksons absent direct assertion by the Special Committee of independent directors of either unreasonableness or that the Eriksons' Claim has been determined to have been brought in bad faith. Since the inception of the Claim, filed in December 2003, the Special Committee has arbitrarily reimbursed only 80% of each invoice for legal fees and expenses submitted by the Eriksons to the Special Committee and further preemptively denied any reimbursement for potential compensation, actuarial or other experts desired by the Eriksons, deemed by the

Page 10 of 15

Special Committee not to qualify as "legal fees and expenses." However, such similar experts have been engaged by the Special Committee for their own consultation, and Robert Erikson believes the invoices of such experts as well as those of the Special Committee's own counsel have been routinely authorized by the Special Committee for full reimbursement. Robert Erikson believes such withholding of full reimbursement of the Eriksons' legal fees and expenses, and preemptive denial of reimbursement for the potential engagement of compensation, actuarial or other experts by the Eriksons, are in violation of the contract terms of his SERP Agreement and an improper tactic of economic coercion on the part of the Special Committee regarding the fair pursuit of the Claim.

A second resolution proposed by Robert Erikson at the Board meeting held January 19, 2005, and rejected by the majority of the Board, was to increase the number of directorships by one, to the odd number of five from the present even number of four, in order to seek potential Board resolution on matters that have frozen on split Board votes or lack of the By-laws mandated requirement of passage by a majority of directors under any quorum.

The cumulative combination, by a majority of the current Board, to earlier deny timely compliance with known Delaware Law regarding the holding of its annual meeting and the continued denial of believed fair dealing in addressing termination compensation and SERP retirement benefits of the Corporation's executives, were exacerbated at the January 19, 2005 Board meeting with the two members of the Special Committee's vote against the resolution offered by Robert Erikson seeking compliance with the legal fees and expenses reimbursement contract obligations under Corporation's SERP Agreements.

Thereupon it became the opinion of Robert Erikson that the Claim, and possibly those of others, will not be resolved fairly by the current majority of the Board of Directors due to their respective philosophic differences. Accordingly, the next day, on January 20, 2005, Robert Erikson sought to form the Committee for Fair Dealing made up of the Reporting Persons and potential claimant Robert Hartman to address the above issues. Robert Hartman does not own any shares of the Corporation. Upon formation, the Committee for Fair Dealing then decided to seek a new majority slate of directors to be proposed from the floor at the annual meeting of stockholders, publicly disclosed by the Corporation to be scheduled for February 16, 2005.

Presently, the Committee for Fair Dealing intends for Robert Erikson or other committee members to propose the nomination of the following alternative slate of persons to be elected as directors of CERBCO by the holders of Class B Common Stock:

Committee for Fair Dealing Class B Common Stock Nominees

Robert W. Erikson
Robert F. Hartman
Michael W. Zarlenga

The Committee for Fair Dealing believes that election of such slate would bring the assembly of different philosophical and practical management skills to the Board and the potential of a new working majority to accomplish fair dealing. Robert Erikson intends to comply in due course with the Corporation's new By-laws requiring advance notice and other information to enable such alternative Class B Common Stock director slate nomination from the floor. If

permissible, the Committee for Fair Dealing might alternatively or additionally seek action by written consent.

Robert W. Erikson is a director, vice chairman and president of CERBCO. Robert F. Hartman is a vice president, secretary and chief financial officer of CERBCO. Michael W. Zarlenga currently is president and senior manager of his own privately-held retail business providing hunting and fishing sports outfitting. Michael Zarlenga previously was a law firm attorney and president, CEO and director of a start-up technology company.

(b)   Not applicable.

(c)   Not applicable.

(d)   See Item 4(a) above.

(e)   Any settlement of the Claim would negatively impact the capital of the Corporation.

(f)   Except as discussed in Item 4(a) and (e) above, no determination has been made regarding material changes in the Corporation's business or corporate structure.

(g)-   No plans or proposals exist at this time. The Reporting Persons do note that they presently have
(j)   no intention of changing the current intention of the Board of Directors as reported in the second paragraph on page 10 ("Item 2. Management's Discussion and Analysis or Plan of Operation Overview and Outlook") of the Corporation's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2004:

"On September 24, 2003, the Company's Board of Directors concluded that dissolution of CERBCO, liquidation and distribution of its assets would be in the best interest of CERBCO and its stockholders. The CERBCO Board preliminarily adopted a plan of dissolution and liquidation and presently intends to submit a definitive plan and a final form of proposed dissolution to a vote of its stockholders."

ITEM 5. Interest in Securities of the Corporation.

(a)   With respect to beneficial ownership (number and percentage) for purposes of Rule 13d-3 under the Exchange Act by the Reporting Persons, please see the table previously provided in Item 2(a) of this Amended Schedule 13D.

The Reporting Persons disclaim any beneficial ownership of CERBO Common Stock and/or CERBCO Class B Common Stock owned by George Erikson or anyone else.

(b)   Robert Erikson has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 49,700 shares of CERBCO Common Stock and 131,750 shares of CERBCO Class B Common Stock beneficially owned by him.

Julia Erikson has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, 695 shares of CERBCO Common Stock and 5,305 shares of CERBCO Class B Common Stock.

Michael Zarlenga has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, 100 shares of CERBCO Class B Common Stock.

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Mr. Gary Rothrock has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, 100 shares of CERBCO Common Stock.

To Robert Erikson's knowledge, based solely on public filings, George Erikson has the sole power to vote or to direct the vote of, and the sole power to dispose and to direct the disposition of, 57,356 shares of CERBCO Common Stock and 115,814 shares of CERBCO Class B Common Stock, and has the shared (with his spouse) power to vote or to direct the vote of, and the shared power to dispose and to direct the disposition of, 2,246 shares of CERBCO Common Stock and 2,246 shares of CERBCO Class B Common Stock jointly owned with his spouse.

The Reporting Persons currently do not have the power to vote or direct the vote of, or the power to dispose of or direct the disposition of, any of the CERBCO Common Stock and/or CERBCO Class B Common Stock owned by George Erikson or anyone else.

(c)   See Item 6 herein.

(d)   See Item 6 herein.

Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Corporation.

On March 12, 1990, the Eriksons entered into a letter of intent, pursuant to which the Eriksons had expressed their intention to sell shares of CERBCO Class B Common Stock to Insituform of North America, Inc. The Letter of Intent expired in 1990 and negotiations in connection therewith ceased. To Robert Erikson's knowledge, no other agreements or understandings regarding the letter of intent currently exist.

See also Items 4(a)-(b).

Julia Erikson is a party to a purchase contract dated January 4, 2005 with a CERBCO shareholder that provided for the purchase of 5,305 shares of CERBCO Class B Common Stock in exchange for 5,305 shares of CERBCO Common Stock and $11,460. The agreement also provides that in the event any open market transactions for CERBCO Class B Common Stock over a three-month period exceed the market price of CERBCO Common Stock by more than $2.00 per share, Julia Erikson shall pay the shareholder the difference between such prices. Similarly, in the event any distribution per share of CERBCO Class B Common Stock under any corporate dissolution exceeds the distribution per share of CERBO Common Stock, Julia Erikson shall pay the shareholder the amount equal to the difference in the distributions. Closing took place on or about January 7, 2005. Because Julia Erikson received her certificate for 5,305 shares of CERBCO Class B Common Stock prior to the close of business on January 12, 2005, an irrevocable proxy received by her from the shareholder did not become effective, however, the exchanging shareholder retains an irrevocable proxy with respect to 5,035 shares of CERBCO Common Stock previously owned by Julia Erikson.

Except as stated in response to Item 4 and this Item 6, none of the Reporting Persons nor, to the best of the knowledge of Reporting Persons, George Erikson are presently a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profit or loss, or the giving or withholding of proxies.

Page 13 of 15

The Reporting Shareholders reserve the right as shareholders to enter into any such contracts, arrangements, understandings or relationships at any time, including, and not limited to, agreements to elect its alternative slate of directors to be considered at the Annual Meeting, or participating with others, if applicable in any written action by consent of stockholders.

ITEM 7.   Material to be Filed as Exhibits.

1.   Exhibit 3.1 to Current Report on Form 8-K of CERBCO filed with the Securities and Exchange Commission on January 24, 2005.

2.   Purchase and Sale Agreement between Julia Erikson and Stockholder.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: January 24, 2005   By:/s/ Robert W. Erikson
       Robert W. Erikson

Dated: January 24, 2005   By:/s/ Julia M. Erikson
       Julia M. Erikson

Dated: January 24, 2005   By:/s/ Michael Zarlenga
       Michael Zarlenga

Dated: January 24, 2005   By:/s/ Gary Rothrock
       Gary Rothrock

**Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)**

Exhibit 1

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (the "Agreement") is made this 4th day of January, 2005, by and between CECILIA M. MONROE ("Monroe") and JULIA M. ERIKSON ("Erikson").

W I T N E S S E T H:

WHEREAS, CERBCO, Inc., a Delaware corporation ("CERBCO") is a publicly traded company in good standing that has two classes of common stock outstanding, namely (i) the Common Stock, which was the former Class A Common Stock (hereinafter "CERBCO Common Shares") and (ii) the Class B Common Stock (hereinafter "CERBCO Class B Shares); and

WHEREAS, CERBCO has announced in public filings with the Securities Exchange Commission the anticipated dissolution and liquidation of the company; and

WHEREAS, the CERBCO Common Shares and the CERBCO Class B Shares enjoy identical dividend and distribution rights, and, as of December 31, 2004, the last trade for the CERBCO B Shares was $10.00 per share, and the last trade for the CERBCO Common Shares was $10.00 per share; and

WHEREAS, Monroe is the owner of record of Five Thousand Three Hundred Five (5,305) CERBCO Class B Shares, represented by Stock Certificate No. LS4798 (the "CERBCO B SHARES") and has good and marketable title to the CERBCO B SHARES, free and clear from all debts, mortgages, security interest or other liens or encumbrances; and

WHEREAS, Erikson is the owner of record of Five Thousand Three Hundred Five (5,305) CERBCO Common Shares, represented by Stock Certificate No. LS7927 (the "CERBCO COMMON SHARES") and has good and marketable title to the CERBCO COMMON SHARES, free and clear from all debts, mortgages, security interest or other liens or encumbrances; and

WHEREAS, Erikson desires to purchase, and Monroe desires to sell, the CERBCO B SHARES; and

WHEREAS, as consideration for her purchase of the CERBCO B SHARES, Erikson shall transfer absolutely to Monroe the CERBCO COMMON SHARES, plus an amount of additional cash consideration described herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants, promises and agreements describe herein, the Parties agree as follows:

1. **Recitals**. All of the recitals are true, complete and accurate and are incorporated in this Agreement. Monroe adopts the fourth and sixth recitals as representations and warranties. Erikson adopts the first, second, third, and fifth through seventh recitals as her representations and warranties.

2. **Consideration to be Paid**. In consideration for the CERBCO B SHARES (other than any additional consideration that may subsequently be required pursuant to Paragraph 6), Erikson shall:

A. Pay to Monroe ELEVEN THOUSAND FOUR HUNDRED SIXTY AND 00/100 DOLLARS ($11,460.00). Said amount shall be paid in cash or a certified cashier's check made payable to Nardella Chong, P.A. Trust Account and delivered to Nardella Chong, P.A. at Closing; and

B. Transfer, convey, transfer, assign and deliver to Monroe the CERBCO COMMON SHARES.

3. Closing Date and Location. Closing shall occur on or before the 12th day of January, 2005, (the "Closing Date") at the Law Offices of Nardella Chong, P.A., or at such other place and time as shall be agreed upon by Seller and the Company. Closing may be accomplished by delivery to Nardella Chong, P.A. on or before the Closing Date all fully executed documents and consideration necessary to consummate this Agreement. Upon receiving the consideration from Erikson and the fully executed documents necessary to consummate the Agreement from both Parities, Nardella Chong, P.A. shall deliver to Monroe the CERBCO COMMON SHARES, stock power and proxy executed by Erikson, cash consideration, and an original signed Agreement and shall deliver to Erikson (via overnight commercial carrier) the CERBCO B SHARES, stock power and proxy executed by Monroe, and an original signed Agreement.

4. Proxies. The parties will each execute and deliver at Closing an Irrevocable Proxy appointing each other as the permanent proxy for shares prior to the execution of this Agreement. The purpose of the proxies is to entitle each Party to vote the shares of the acquired herein in any shareholder meeting that may transpire prior to the re-registration of the shares by American Stock Transfer and Trust Company.

5. Certificates and Stock Powers. The Parties will each deliver at Closing the stock certificate(s) representing the shares to be transferred by each, together with an endorsed Stock Power for such certificate(s). The Parties agree to execute and deliver any such other document or documents as may become necessary to permit the transfer and re-registration of the transferred shares.

6. Additional Consideration from Erikson Upon the Occurrence of Certain Future Events.

A. Erikson agrees that, if at any time prior to the future CERBCO dissolution and liquidating distribution an open market transaction for CERBCO Class B Shares that is made within three months of an open market transaction for CERBCO Common Shares exceeds the price for CERBCO Common Shares by more than $2.00, then Erikson shall pay to Monroe an amount up to the difference between such prices (the "Price Spread"), times the number of CERBCO Class B Shares actually traded at the superior price (never to cumulatively exceed 5,305 shares). Erikson shall, within ten (10) days from receiving written instruction by Monroe, accompanied by a written commitment from Monroe to sell an amount of CERBCO Common Shares held by her, deliver to an licensed attorney chosen by Monroe to serve as escrow agent an amount equal to the Price Spread times the amount of CERBCO Common Shares to be sold by Monroe. Upon the escrow agent's confirmation of the sale by Monroe, the escrow agent shall deliver the deposited amount to her. The Parties hereby agree to hold harmless any escrow agent who acts in good faith in consummating the aforementioned transaction. Notwithstanding anything to the contrary contained in this subparagraph A, Erikson shall not be required to pay Monroe the additional consideration described in this subparagraph A if the Price Spread has fallen below $2.00 per share before Monroe delivers to Erkison the notice contemplated herein because of a sale of CERBCO Class B Shares by a person or entity other than Erikson (or any related person or entity as defined in Section 4946(a) of the Internal Revenue Code).

B.   Erikson agrees to that if any distribution per share of CERBCO Class B Shares (including dividends, if any) under any corporate dissolution or otherwise exceeds the distribution per share of CERBCO Common Shares (including dividends, if any), Erikson shall pay to Monroe within thirty (30) days of the distribution an amount equal to the difference in distributions times 5,305 shares, less the number of CERBCO Common Shares sold, if any, by Monroe prior to such time.

C.   The obligation of Erikson to pay additional consideration under this Paragraph 6 shall survive closing. This obligation shall remain in full force and effect regardless of the future ownership by Erikson of any CERBCO stock or otherwise. Time is of the essence with respect to any payment.

7.   Transfer Fees. Each transferee agrees to pay all transfer fees for the re-registration of the shares transferred to her.

8.   Miscellaneous.

A.   Representation and Warranties. The representations and warranties made by each Party are true and correct in all material respects on and as of the Closing Date as if made on the Closing Date and are conditions precedent to the other Party's obligations herein. All representations and warranties contained in this Agreement and in any document delivered or to be delivered at Closing shall survive the closing.

B.   Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

If to Monroe: Ceclia M. Monroe
                       1030 Alberta Street
                       Longwood, Florida 32750

with copy to: Anthony M. Nardella, Jr., Esq.
                       Nardella Chong, P.A.
                       234 Westmonte Drive, Suite 3000
                       Altamonte Springs, Florida 32714
                       Phone: (407) 786-2700
                       Fax: (407) 786-2705

If to Erikson: Julia M. Erikson
                       333 Green Street
                       Alexandria, Virginia 22314
                       Phone: (703) 548-3262 (h)
                                   (703) 963-4444 (c)

or to such other address as any Party shall have specified by notice in writing to the other.

C.   Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto, or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

D. <u>Applicable Law</u>. This Agreement shall be governed by and construed in accordance with Florida law. Each Party hereby agrees by signing this Agreement to be subject to the venue and jurisdiction of the Courts located in Seminole County, Florida with respect to any litigation which may arise concerning this Agreement.

E. <u>Representation</u>. The Parties acknowledge that Nardella Chong, P.A. serves as counsel to Monroe only in connection with this Agreement. Erikson acknowledges that she has been advised by Nardella Chong, P.A. to obtain independent legal advice in connection with this Agreement, and that she has either done so, or has decided not to do so after having had sufficient opportunity.

F. <u>Attorneys' Fees</u>. In the event it becomes necessary for either party to enforce the terms of this Agreement, the prevailing party shall be entitled, in addition to such damages or other relief as may be granted, to recover reasonable attorneys' fees and costs, such attorneys' fees to include those incurred on any appeal.

G. <u>Merger and Modification</u>. This Agreement expresses the entire agreement between the Parties and no modification or amendment shall be valid unless in writing signed and signed by each Party.

H. <u>Closing Agent</u>. The Parties hereby hold Nardella Chong, P.A., harmless from any liability that may arise from its facilitation of the transaction contemplated herein, provided that it complies in good faith with the instructions contained in this Agreement.

I. <u>Copies and Counterparts</u>. This Agreement may be executed in multiple counterparts, which when taken together shall constitute a binding agreement between the parties. Any copy of this Agreement shall be binding as an original thereof.

[Signature page omitted]

Exhibit 2

Article II, Section 12. [Advance Notice of Stockholder Business.]At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business (including without limitation nominations of candidates for the Board of Directors) must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 12 days nor more than 60 days prior to the meeting; provided, however, that in the event that less than 30 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary shall set forth, as to each matter the stockholder proposes to bring before the annual meeting, (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) if such business is the nomination of a candidate or candidates for the Board of Directors, the name, address and qualifications for office of such candidate or candidates, (c) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (d) the class and number of shares of the Corporation which are beneficially owned by the stockholder, and (e) any material interest of the stockholder in such business. Notwithstanding anything in the ByLaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section. The Chairman of the annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.